Filed pursuant to Rule 433

Registration No. 333-203274

Issuer Free Writing Prospectus dated April 9, 2015

Supplementing the Preliminary Prospectus Supplement dated April 7, 2015

EXAMWORKS GROUP, INC.

April 9, 2015

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement, subject to completion, dated April 7, 2015 (the “Preliminary Prospectus Supplement”) and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement. You should read this Pricing Supplement together with the Preliminary Prospectus Supplement and the related prospectus before investing in the notes.

Issuer:	ExamWorks Group, Inc.

Guarantees:	The notes will be guaranteed, jointly and severally, on a senior unsecured basis by certain of the Issuer's existing and future direct and indirect domestic subsidiaries.

Principal Amount:	$500,000,000

Title of Securities:	5.625% Senior Notes due 2023 (the “notes”)

Final Maturity Date:	April 15, 2023

Issue Price:	100.000%

Coupon:	5.625%

Yield to Maturity:	5.625%

Interest Payment Dates:	April 15 and October 15, beginning on October 15, 2015

Interest Record Dates:	April 1 and October 1

Make-Whole Redemption:	Treasury plus 50 basis points prior to April 15, 2018

Optional Redemption:

Prior to April 15, 2018, the Issuer may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of each note to be redeemed plus the Applicable Premium, and accrued and unpaid interest, if any, to the date of redemption.

On or after April 15, 2018, the Issuer may redeem some or all of the notes at the redemption prices set forth below during the twelve-month period beginning on April 15 of the year indicated below, plus accrued and unpaid interest, if any:

Year	Percentage
2018	104.219%
2019	102.813%
2020	101.406%
2021 and thereafter	100.000%

Equity Clawback:	Prior to April 15, 2018, up to 40% of the original aggregate principal amount of the notes at a redemption price equal to 105.625%, plus accrued and unpaid interest, if any.

Joint Book-Running Managers and Underwriters:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated
SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Goldman, Sachs & Co.

Trade Date:	April 9, 2015

Settlement:	April 16, 2015 (T+5)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Distribution:	SEC Registered (Registration No. 333-203274)

CUSIP:	30066A AD7

ISIN:	US30066AAD72

Change to “Description of Notes”

Clause (21) of Permitted Liens will be replaced with the following:

(21) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in clauses (12), (14), (17), (18), (19), and (25); provided that in the case of Liens securing Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (14), (17), (18) and (19), such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the third business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement if you request it by contacting BofA Merrill Lynch at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com.

Any disclaimers or notices that may appear on this communication below the text of this legend are not applicable to this communication and should be disregarded. Such disclaimers may have been electronically generated as a result of this communication being sent via, or posted on, Bloomberg or another electronic mail system.